Exhibit 99.1

ImmunoPrecise Antibodies Invites Investors and Stakeholders to Exclusive Interview with Market Radius Research

VICTORIA, British Columbia--(BUSINESS WIRE)--July 14, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) ("IPA" or the "Company"), an AI-driven biotherapeutic research and technology, is delighted to extend an invitation to investors and other interested parties to participate in an upcoming interview hosted by Market Radius Research.

Martin Gagel, founder of Market Radius Research, will join forces with Dr. Jennifer Bath, CEO of IPA, to delve into the intricate details of IPA's revolutionary platform. IPA’s patented technology seamlessly integrates multiple modalities of biological data, multi-omics modeling, and artificial intelligence, a unique capability within the field of biotherapeutic research. Additionally, the interview will shed light on IPA's in silico commercialization and market development strategies.

The event will be presented as a dynamic and interactive online webinar, offering attendees the opportunity to engage with the Company in real-time by posing questions following the interview. For those unable to join the event live on the designated day, an archived webcast will be made accessible for later viewing.

Don't miss this exclusive occasion to gain valuable insights into ImmunoPrecise Antibodies’ groundbreaking advancements. Mark your calendars and join us on the webinar to witness the future of biotherapeutic research and development.

Event: Radius Research Pitch, Deep Dive and Q&A with ImmunoPrecise Antibodies

Presentation Date & Time: Wednesday, July 19th at 4 PM ET / 1 PM PT

Webcast Registration Link: https://us02web.zoom.us/webinar/register/8216884929254/WN_PYpMINe_SyGVBG4uFxTmkg

The conference call will be webcast live and available for replay via a link provided in the Events section of the company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx

Market Radius Research gives individual investors access to in-depth CEO interviews with deep-dive institutional level discussion and Q&A. Market Radius is hosted by Martin Gagel, former top-ranked technology analyst. By registering for this webinar, you agree to receive email communications from Market Radius Capital, Inc. and from the presenting company (with unsubscribe). Your email will not be further shared. Martin Gagel and Market Radius Capital, Inc. are not registered or licensed to provide investment advice and may own shares in mentioned companies and may be compensated for these services. Content is for information purposes only and is not advice or recommendations and may include incomplete or incorrect information. Investing entails a high degree of risk. This is a production of Market Radius Capital, Inc.

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modeling, and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Contacts

Investors: investors@ipatherapeutics.com